Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Phone: (819) 363-5100
404, Marie-Victorin	Fax: (819) 363-5155
P.O. Box 30	www.cascades.com
Kingsey Falls
(Quebec) Canada
J0A 1B0

FOR IMMEDIATE RELEASE

CASCADES INC. ANNOUNCES ISSUANCE OF AN ADDITIONAL

US$125 MILLION SENIOR NOTES

Montréal, Québec, November 23, 2004 - Cascades Inc., (CAS-TSX) is announcing that it has completed the sale of US$125 million of its 7¼% Senior Notes due in 2013 in a private placement to institutional investors at a price of 105.5%.  The net proceeds will be approximately US$131 million representing an effective rate of 6.38%. The notes are unsecured obligations of Cascades and are guaranteed by certain of Cascades’ Canadian and U.S. subsidiaries.

The proceeds of this sale will be used to reduce indebtedness under Cascades’ revolving credit facility.

This press release does not constitute an offer of securities for sale in the United States or elsewhere.  The securities referred to herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom.

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,400 people and operates 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

For further Information:	Source:
Mr. Marc Jasmin, C.M.A.	Mr. Christian Dubé
Director, Investor relations	Vice-President and Chief Financial Officer
Cascades Inc.	Cascades Inc.
(514)282-2681	(819) 363-5168
marc_jasmin@cascades.com	christian_dube@cascades.com

Monsieur Robert F. Hall
Vice-President, Legal Affairs and
Corporate Secretary
Cascades Inc.
(819) 363-5116
rhall@cascades.com